SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1
Letter to the Buenos Aires Stock Exchange, dated July 24, 2008, regarding an agreement between the Company and Telefónica S.A. (TSA), whereby TSA grants the Company a license for the use of different brands and territory domains owned by the former

2
Letter to the Buenos Aires Stock Exchange, dated July 24, 2008, regarding an agreement between the Company and Telfisa Global BV (TELFISA), the single shareholder of which is Telefónica S.A., whereby TASA will place funds for USD 90,000,000 in TELFISA

3
Letter to the Buenos Aires Stock Exchange, dated July 24, 2008, regarding the approval of certain summarized non-audited accounting data as of June 30, 2008 and for the six-month period completed thereon

Item 1

Telefónica de Argentina S.A.

Buenos Aires, July 24th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreement between Related Parties
Section 73, Law 17,811 (under Decree No. 677/01)

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as "TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

Further to the above, please be advised that the Company’s Board approved the execution of a brand and domain license agreement by and between TASA and Telefónica S.A. (hereinafter referred to as “TSA”), whereby TSA grants the Company a license for the use of different brands and territory domains owned by the former (among others, Telefónica brand). This agreement shall be effective as from May 1, 2008 and until December 31, 2011.  It shall be automatically renewed for additional three-year terms, and it foresees the payment by the Company to TSA of the following amounts of money:

•	For fiscal year 2008, an amount of money equal to 0.75% of the consolidated income of TASA during said period.

•	For fiscal year 2009, an amount of money equal to 1% of the consolidated income of TASA during said period.

•	For fiscal year 2010, an amount of money equal to 1.3% of the consolidated income of TASA during said period.

•	For fiscal year 2011, an amount of money equal to 1.6% of the consolidated income of TASA during said period.

•
For the purposes of this agreement, income shall mean any such income obtained by TASA in carrying out business, exclusive of income from operations with other companies belonging to Telefónica Group, owned either in part or in whole, other income from disposal of fixed assets and financial investments, and income from compensation and litigation or any such other income from the exploitation of other brands not included in the agreement.

•	In the event of the automatic extension of this Agreement and for the price calculation, the percentage on TASA total gross ordinary consolidated income shall apply as corresponding to the fiscal year immediately before such extension unless otherwise agreed.

This agreement has been approved by the Board on the meeting held on July 24, 2008 and has been accepted by the Company's Audit Committee.  It is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires City; please call in advance at 5321-1834.  The above mentioned acceptance states that this agreement is under market conditions and complies with the provisions of Decree 677/01.

Yours sincerely,

Item 2

Telefónica de Argentina S.A.

Buenos Aires, July 24th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreement between Related Parties
Section 73, Law 17,811 (under Decree No. 677/01)

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as "TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

Further to the above, please be advised that the Company’s Board approved the execution of an interest-bearing account agreement by and between TASA and Telfisa Global BV (“TELFISA”), a financial company organized in the Kingdom of Holland, the single shareholder of which is Telefónica S.A., whereby TASA will place funds for USD 90,000,000 (United States Dollars Ninety Million) in TELFISA. Such funds shall be returned at an annual interest rate of 1-month LIBOR plus 4 basis points.

This agreement has been approved by the Board on the meeting held on July 24, 2008 and has been accepted by the Company's Audit Committee.  It is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires City; please call in advance at 5321-1834.  The above mentioned acceptance states that this agreement is under market conditions and complies with the provisions of Decree 677/01.

Yours sincerely,

Item 3

   Telefónica de Argentina S.A.

         Buenos Aires, July 24th, 2008

Messrs.
BOLSA DE COMERCIO DE BUENOS AIRES [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice
Accounting data as of June 30, 2008

Dear Sir,

Telefónica de Argentina S.A. (“the “Company”) is writing to you in order to inform that, for inclusion in the consolidated accounting data of our indirect controlling company, Telefónica S.A., organized in the Kingdom of Spain, the Company’s Board approved in the meeting of July 24, 2008, in advance, certain summarized non-audited accounting data, contained in the following summary of the balance sheet, statement of income, and statement of changes in the shareholders’ equity as of June 30, 2008 and for the six-month period completed thereon.

The amounts are denominated in million Argentine pesos according to the rules approved by the Comisión Nacional de Valores [Argentine SEC].

By August 8, 2008, the Company’s Board will approve the complete Financial Statements as of June 30, 2008 and for the six-month period completed thereon according to section 63 of the Stock Exchange Regulations and section 1, Chapter 23 of Resolution No. 368/01 of the Comisión Nacional de Valores.

Therefore, the final results and balance sheet will cover events following the date of approval of said complete financial statements. The Company does not assume any obligation to update the data included herein due to events occurring following the date hereof and until the accounting data is approved as per the above paragraph.

Non-audited summarized balance sheet	30-Jun-08

Assets
Current Assets	1,086
Non Current Assets	4,886
Total Assets	5,972

Liabilities
Current Liabilities	1,522
Non Current Liabilities	2,066
Net liabilities for discontinued business	11
Total Liabilities	3,599
Total Shareholders’ Equity	2,373
Total Liabilities and Shareholders’ Equity	5,972

Non-audited Summarized Statement of Income	30-Jun-08

Sales	2,266
Operating, administrative and selling expenses	(1,852)
Other net expenses	(70)
Financial performance - net	(51)
Net profit of period before income tax	293
Income Tax	(121)
Net profit of period	172

Statement of Changes in Shareholders' Equity

	Owners’ Contribution			Accrued Results			Total
	Capital Stock

Items	Par Value	Integral capital stock adjustment	Total	Legal Reserve	Reserve for future dividend	Retained earnings

Balances as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

Allocation of retained earnings as resolved by the General Regular and Special Class A and Class B Meetings of Shareholders dated April 21, 2008	-	-	-	4	68	(72)	-

Net profit of six-month period ended as of June 30, 2008	-	-	-	-	-	172	172
Balances as of June 30, 2008	698	1,209	1,907	15	279	172	2,373

Yours sincerely,

Pablo Llauró	Alvaro I. Parisi
Attorney	Chief Accounting and Balance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 25, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel